UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CM Life Sciences, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

18978W109

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18978W109

1	Names of Reporting Persons CMLS HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,993,750 (1)(2)(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,993,750 (1)(2)(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,750 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☒ (3)

11	Percent of Class Represented by Amount in Row (9) 19.9% (4)

12	Type of Reporting Person (See Instructions) HC, OO

(1)	Reflects 10,993,750 shares of Class A common stock of CM Life Sciences, Inc. (the “Issuer”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 10,993,750 shares of Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”). The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246251), on a one-for-one basis, subject to adjustment, and have no expiration date.

(2)	Excludes 7,236,667 shares of Class A Common Stock issuable upon the exercise of 7,236,667private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CMLS Holdings LLC. Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.
(4)	Based on 44,275,000 shares of Class A common stock, par value $0.0001 per share, and 11,068,750 shares of Class B common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020.

CUSIP No. 18978W109

1	Names of Reporting Persons C-LSH LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,993,750 (1)(2)(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,993,750 (1)(2)(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,750 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☒ (3)

11	Percent of Class Represented by Amount in Row (9) 19.9% (4)

12	Type of Reporting Person (See Instructions) HC, OO

(1)	Reflects 10,993,750 shares of Class A Common Stock, issuable upon conversion of 10,993,750 shares of Class B Common Stock. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246251), on a one-for-one basis, subject to adjustment, and have no expiration date.
(2)	Excludes 7,236,667 shares of Class A Common Stock issuable upon the exercise of 7,236,667private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CMLS Holdings LLC. Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.
(4)	Based on 44,275,000 shares of Class A common stock, par value $0.0001 per share, and 11,068,750 shares of Class B common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020.

CUSIP No. 18978W109

1	Names of Reporting Persons M-LSH LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,993,750 (1)(2)(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,993,750 (1)(2)(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,750 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☒ (3)

11	Percent of Class Represented by Amount in Row (9) 19.9% (4)

12	Type of Reporting Person (See Instructions) HC, OO

(1)	Reflects 10,993,750 shares of Class A Common Stock, issuable upon conversion of 10,993,750 shares of Class B Common Stock. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246251), on a one-for-one basis, subject to adjustment, and have no expiration date.
(2)	Excludes 7,236,667 shares of Class A Common Stock issuable upon the exercise of 7,236,667private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CMLS Holdings LLC. Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.
(4)	Based on 44,275,000 shares of Class A common stock, par value $0.0001 per share, and 11,068,750 shares of Class B common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020.

CUSIP No. 18978W109

1	Names of Reporting Persons ELI CASDIN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,993,750 (1)(2)(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,993,750 (1)(2)(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,750 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☒ (3)

11	Percent of Class Represented by Amount in Row (9) 19.9% (4)

12	Type of Reporting Person (See Instructions) HC, IN

(1)	Reflects 10,993,750 shares of Class A Common Stock, issuable upon conversion of 10,993,750 shares of Class B Common Stock. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246251), on a one-for-one basis, subject to adjustment, and have no expiration date.
(2)	Excludes 7,236,667 shares of Class A Common Stock issuable upon the exercise of 7,236,667private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CMLS Holdings LLC. Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.
(4)	Based on 44,275,000 shares of Class A common stock, par value $0.0001 per share, and 11,068,750 shares of Class B common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020.

CUSIP No. 18978W109

1	Names of Reporting Persons KEITH A. MEISTER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,993,750 (1)(2)(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,993,750 (1)(2)(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,750 (1)(2)(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☒ (3)

11	Percent of Class Represented by Amount in Row (9) 19.9% (4)

12	Type of Reporting Person (See Instructions) HC, IN

(1)	Reflects 10,993,750 shares of Class A Common Stock, issuable upon conversion of 10,993,750 shares of Class B Common Stock. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-246251), on a one-for-one basis, subject to adjustment, and have no expiration date.
(2)	Excludes 7,236,667 shares of Class A Common Stock issuable upon the exercise of 7,236,667private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by CMLS Holdings LLC. Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.
(4)	Based on 44,275,000 shares of Class A common stock, par value $0.0001 per share, and 11,068,750 shares of Class B common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020.

SCHEDULE 13G

Item 1(a)	Name of Issuer. CM Life Sciences, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. c/o Corvex Management LP 667 Madison Avenue New York, NY 10065

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i.     CMLS Holdings LLC (“CMLS Holdings”), the holder of record of the Class B Common Stock (as defined below) reported herein;

ii.    C-LSH LLC (“C-LSH”), member of CMLS Holdings;

iii.   M-LSH LLC (“M-LSH”), member of CMLS Holdings;

iv.   Eli Casdin (“Mr. Casdin”), an officer and director of the Issuer, member of the Board of Managers of CMLS Holdings and the managing member of C-LSH LLC; and

v.    Keith A. Meister (“Mr. Meister”), chairman of the Issuer, member of the Board of Managers of CMLS Holdings and the managing member of M-LSH LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)

Address of Principal Business Office.

The address of the principal business office of each of CMLS Holdings, M-LSH, Mr. Meister is c/o Corvex Management LP, 667 Madison Avenue, New York, NY 10065.

The address of the principal business office of each of C-LSH and Mr. Casdin is c/o Casdin Capital, LLC, 1260 Avenue of the Americas, Suite 2600, New York, NY 10019.

Item 2(c)

Citizenship.

i.      CMLS Holdings is a Delaware limited liability company;

ii.     C-LSH is a Delaware limited liability company;

iii.    M-LSH is a Delaware limited liability company;

iv.    Mr. Casdin is a citizen of the United States of America; and

v.     Mr. Meister is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Class A common stock, par value $0.0001 per share (“Class A Common Stock”)
Item 2(e)	CUSIP Number. 18978W109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Items 4(a) and 4(b)

Amount beneficially owned; Percent of class:

As of December 31, 2020, each of the Reporting Persons may be deemed the beneficial owner of 10,993,750 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), representing approximately 19.9% of the total number of outstanding shares of common stock outstanding (based on 44,275,000 shares of Class A Common Stock and 11,068,750 shares of Class B Common Stock outstanding as of November 16, 2020, as reported by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020).

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder as described under the heading “Description of Securities—Founder Shares” in the Registration Statement, on a one-for-one basis, subject to adjustment, and have no expiration date.

CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by the Sponsor.

Each of C-LSH LLC, M-LSH LLC and Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of its or his respective pecuniary interest therein.

Item 4(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 10,993,750 (See Items 4(a) and (b))
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 10,993,750 (See Items 4(a) and (b))

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	CMLS HOLDINGS LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	C-LSH LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	M-LSH LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	/s/ Brian Emes, Attorney-in-Fact
Eli Casdin

Date: February 16, 2021	/s/ Brian Emes, Attorney-in-Fact
Keith A. Meister

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement
1	Power of Attorney of CMLS Holdings LLC (incorporated by reference to Exhibit 24.1 to the Form 3 filed by CMLS Holdings LLC on September 1, 2020).
2	Power of Attorney of C-LSH LLC (incorporated by reference to Exhibit 24.2 to the Form 3 filed by C-LSH LLC on September 1, 2020).
3	Power of Attorney of M-LSH LLC (incorporated by reference to Exhibit 24.3 to the Form 3 filed by M-LSH LLC on September 1, 2020).
4	Power of Attorney of Eli Casdin (incorporated by reference to Exhibit 24.4 to the Form 3 filed by Eli Casdin on September 1, 2020).
5	Power of Attorney of Keith A. Meister (incorporated by reference to Exhibit 24.5 to the Form 3 filed by Keith A. Meister on September 1, 2020).

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2021	CMLS HOLDINGS LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	C-LSH LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	M-LSH LLC

	By:	/s/ Brian Emes
Name: Brian Emes
Title: Attorney-in-Fact

Date: February 16, 2021	/s/ Brian Emes, Attorney-in-Fact
Eli Casdin

Date: February 16, 2021	/s/ Brian Emes, Attorney-in-Fact
Keith A. Meister